Exhibit 99.1

Magna International Inc.

Management’s Discussion and Analysis of Results of Operations and Financial Position

December 31, 2017

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017.

This MD&A contains statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at March 6, 2018.

Non-GAAP Financial Measures

This MD&A includes the use of Gross margin, Gross margin as a percentage of sales, Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital and Return on Equity (collectively, the “Non-GAAP Measures”), calculated as follows:

•    Gross margin is calculated by subtracting Cost of goods sold from Sales.

•    Gross margin as a percentage of sales is calculated as Gross margin divided by Sales.

•    Adjusted EBIT is calculated by taking net income and adding back income taxes, interest expense, net, and other expense, net, as presented on the Consolidated Statements of Income.

•    Adjusted EBIT as a percentage of sales is calculated as Adjusted EBIT divided by Sales.

•    Adjusted diluted earnings per share is calculated as net income attributable to Magna International Inc. and adding back other expense, net, the tax effect of other expense, net, and US tax reform divided by the diluted weighted average number of Common Shares outstanding during the period.

•    Return on Invested Capital is calculated as After-tax operating profits divided by average Invested Capital for the period.

•    After-tax operating profits is calculated as Income from operations before income taxes and Interest expense, net less income taxes calculated by applying Magna’s effective income tax rate for the period.

•    Invested Capital is calculated as the difference between (a) Total Assets excluding Cash and cash equivalents and Deferred tax assets and (b) Current Liabilities excluding Short-term borrowings and Long-term debt due within one year.

•    Return on Equity is calculated as Net income attributable to Magna divided by average Shareholders’ Equity for the period.

Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Gross margin, Gross margin as a percentage of sales, Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales and Adjusted diluted earnings per share provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison of our performance with prior periods. The presentation of the Non-GAAP Measures should not be considered in isolation or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

HIGHLIGHTS

•    We posted new records in total sales, income from continuing operations before income taxes, net income attributable to Magna, equity income and diluted earnings per share in 2017.

•    Total sales increased 7% to $38.95 billion in 2017, compared to $36.45 billion in 2016. The 7% increase far surpassed the 2% growth in global light vehicle production in 2017.

•    North American production sales increased 1% to a record $19.57 billion, compared to North American light vehicle production which declined 4%.

•    European production sales increased 11% to a record of $10.12 billion, compared to a 4% increase in European light vehicle production.

•    Asian production sales increased 6% to a record $2.36 billion, compared to Asian light vehicle production which rose 3%.

•    Complete vehicle assembly sales increased 34% to $2.94 billion.

•    Tooling, engineering and other sales increased 10% to $3.40 billion.

•    Diluted earnings per share were a record $5.90, an increase of 14% compared to 2016.

•    Adjusted Diluted earnings per share were a record $5.96, an increase of 14% compared to 2016.

•    We also generated record cash from operating activities of $3.33 billion in 2017, surpassing a record level from 2016.

•    We made further investments for our future, including:

•    $1.86 billion in fixed asset spending; and

•    $651 million in investment and other asset spending.

•    We returned $1.67 billion to shareholders in 2017, through $1.27 billion in share repurchases and $400 million in dividends.

Magna International Inc. 2017 Annual MD&A

1

OVERVIEW

Our Business(1)

We have more than 168,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a technology company and one of the world’s largest automotive suppliers with 335 manufacturing operations and 96 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

INDUSTRY TRENDS AND RISKS

A number of general trends which have been impacting the automotive industry and our business in recent years are expected to continue, including the following:

•       increased automobile manufacturer focus on reducing vehicle fuel consumption and carbon dioxide/greenhouse gas emissions, which is being driven in large part by governmental regulation;

•       the growing importance of electronics in the automotive value chain;

•       growing demand for vehicle safety features, as well as features relating to increased comfort and convenience, which are leading to accelerated development of autonomous systems;

•       evolving concepts of mobility, including shared mobility, particularly in urban areas;

•       the consolidation of vehicle platforms and proliferation of high-volume platforms supporting multiple vehicles and produced in multiple locations; and

•       the long-term growth of the automotive industry in China, India and other markets outside of North America and Western Europe, including accelerated movement of component and vehicle design, development, engineering and manufacturing to certain of these markets;

The following are the more significant risks that could affect our ability to achieve our desired results:

Risks Related to the Automotive Industry

•       Economic Cyclicality: The global automotive industry is cyclical, with the potential for regional differences in timing of expansion and contraction of economic cycles. A worsening of economic or political conditions in North America, Europe or Asia, may result in lower consumer confidence, which typically translates into lower vehicle sales and production levels. A significant decline in vehicle production volumes from current levels could have a material adverse effect on our profitability.

•       Intense Competition: The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic areas. Additionally, a number of established electronics and semiconductor companies have entered or expanded their presence in the automotive industry, while disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow sales of our electronics products or services at or above the rate of growth of electronics content, could have an adverse effect on our operations and profitability.

•       Trade Agreements: The global growth of the automotive industry has been aided by the free movement of goods, services, people and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

2

Customer and Supplier Related Risks

•       Customer Concentration: Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: General Motors, Ford, Fiat Chrysler, Daimler, BMW and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them in North America and Europe may be limited. While we continue to diversify our business, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•       Market Shifts: While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•       Customer Purchase Orders: Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer’s annual requirements rather than a specific quantity of products, and can be terminated by a customer at any time. If a purchase order is terminated, we may have various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

Manufacturing / Operational Risks

•       Product Launch: The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing of design changes by our customers relative to start of production; production readiness of our and our suppliers’ manufacturing facilities; robustness of manufacturing processes; quality and production readiness of tooling and equipment; employees; and initial product quality. Our failure to successfully launch material new or takeover business could have a material adverse effect on our profitability.

•       Operational Underperformance: From time to time, we may have some operating divisions which are not performing at expected levels of profitability. The complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

•       Restructuring Costs: We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

•       Impairments: We have in the past recorded significant impairment charges related to goodwill and long-lived assets and may do so again in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment, as may the technological obsolescence of any of our products or production assets. In addition, to the extent that forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•       Labour Disruptions: Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. While unionized facilities are subject to the risk of labour disruptions from time to time, we cannot predict whether or when any labour disruption may arise, or how long such a disruption could last. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

•       Supply Disruptions: Events attributable to us or our suppliers which prevent us from supplying products to our customers could result in a range of adverse consequences, including penalties or business interruption claims by our customers, loss of business and reputational damage. The inability to promptly resume the supply of products could have a material adverse effect on our operations and profitability.

IT Security

•       IT / Cybersecurity Breach: Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our, our customers’ or our suppliers’ intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation, and could lead to claims against us that could have a material adverse effect on our profitability.

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Pricing Risks

•       Quote / Pricing Assumptions: The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions between the time of award and start of production. The inability to quote effectively, or a material change in input cost or other quote assumptions between program award and production, could have an adverse effect on our profitability.

•       Customer Pricing Pressure: We face ongoing pricing pressure from OEMs, including through: long-term supply agreements with mutually agreed price reductions over the life of the agreement; incremental annual price concession demands; pressure to absorb costs related to product design, engineering and tooling; and refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions and/or absorb design, engineering and tooling costs, could have a material adverse effect on our profitability.

•       Commodity Price Volatility: Prices for certain key raw materials and commodities used in our parts, including steel and resin, can be volatile. To the extent we are unable to offset commodity price increases by passing such increases to our customers, by engineering products with reduced commodity content, through hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

•       Scrap Steel Price Volatility: Some of our manufacturing facilities generate a significant amount of scrap steel in their manufacturing processes, but recover some of the value through the sale of such scrap steel. Scrap steel prices can also be volatile and don’t necessarily move in the same direction as steel prices. Declines in scrap steel prices from time to time could have an adverse effect on our profitability.

Warranty / Recall Risks

•       Repair / Replacement Costs: We are responsible for repair and replacement costs of defective products we supply to our customers. The obligation to repair or replace defective products could have an adverse effect on our operations and profitability.

•       Warranty Provisions: Warranty provisions for our powertrain systems and complete vehicle programs are established on the basis of the terms in the applicable award agreements and our or our customers’ warranty experience with the applicable type of product. Warranty provisions for our other products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. Actual warranty experience which results in costs that exceed our warranty provisions, could have an adverse effect on our profitability.

•       Recall Costs: Our customers are required by law to recall vehicles where there is an unreasonable safety risk or non-compliance with legislative safety standards. In the event of a recall related to products we have supplied, we may be held responsible for a range of costs including the customer’s administrative costs of the recall, dealerships’ charges for removal of the defective product and reinstallation of the replacement product, as well as the cost of manufacturing and delivering such replacement product. A significant recall could have a material adverse effect on our profitability, operations and reputation.

Acquisition Risks

•       Heightened Risk Profile Due to Acquisitions: Acquisitions are subject to a range of inherent risks, including through the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. Although we seek to conduct appropriate levels of due diligence on our acquisition targets, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual or other protections. The realization of any such risks could have a material adverse effect on our profitability.

•       Acquisition Integration and Synergies: We may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and/or such acquisitions may be dilutive in the short to medium term. Either of these outcomes could have a material adverse effect on our profitability.

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Other Business Risks

•       Joint Ventures: We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partner(s) that may differ from our own; potential delays in decision-making; a more limited ability to control legal and regulatory compliance on the part of our joint venture partner(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations and profitability.

•       Technology and Innovation: While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing rapid technological change and significant disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage, which could have a material adverse effect on our profitability and financial condition.

•       Changing Business Risk Profile: The risk profile of our business is changing with the increasing importance to us of product areas such as powertrain and electronics. As our business evolves, we may face new or heightened risks, including: challenges in quoting for profitable returns on products with leading-edge technologies for which we may not have significant quoting experience; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks on safety-related products or systems; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our profitability, financial condition or operations.

•       Risks of Doing Business in Foreign Countries: The establishment of manufacturing operations in new markets carries a number of risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our long-term strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

•       Relative Foreign Exchange Rates: Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar or euro, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•       Tax Risks: At any given time, we may face tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have an adverse effect on our profitability. We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize tax losses could adversely affect our profitability.

•       Credit Ratings Changes: There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans made to us, which could have an adverse effect on our profitability and financial condition.

•       Stock Price Fluctuation: Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control.

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Legal, Regulatory and Other Risks

•       Antitrust Proceedings: The automotive industry has in recent years been the subject of increased government enforcement of antitrust and competition laws. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines, penalties or restitution payments. OEMs, car dealers and consumers may also be able to claim against antitrust violators through civil lawsuits. The Company’s policy is to comply with all applicable laws, including antitrust and competition laws, and has implemented a robust compliance training program to mitigate against the risk of an antitrust violation. However, in the event of an antitrust violation, Magna could suffer reputational damage and be subject to criminal or administrative fines or penalties, restitution settlements, or civil damages that could have a material adverse effect on Magna’s profitability.

•       Legal and Regulatory Proceedings: From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses and may be required to devote significant management time and resources to the matters. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

•       Changes in Laws: A significant change in the current regulatory environment in our principal markets, including changes in tax and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the year
	ended December 31,
	2017	2016	Change

1 Canadian dollar equals U.S. dollars	0.771	0.755	+	2%
1 euro equals U.S. dollars	1.130	1.107	+	2%
1 Chinese renminbi equals U.S. dollars	0.148	0.151	-	2%
1 Brazilian real equals U.S. dollars	0.313	0.288	+	9%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the year ended December 31, 2017 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

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RESULTS OF OPERATIONS — FOR THE YEAR ENDED December 31, 2017

Sales

	2017	2016	Change
Sales
External Production
North America	$19,571	$19,381	+	1%
Europe	10,115	9,140	+	11%
Asia	2,357	2,217	+	6%
Rest of World	562	439	+	28%
Complete Vehicle Assembly	2,944	2,190	+	34%
Tooling, Engineering and Other	3,397	3,078	+	10%
Total Sales	$38,946	$36,445	+	7%

External Production Sales and Complete Vehicle Assembly Sales

The changes in external production sales and complete vehicle assembly sales are discussed in the “Segment Analysis” section of this MD&A.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 10% or $319 million to $3.40 billion for 2017 compared to $3.08 billion for 2016.

In 2017, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chevrolet Silverado and GMC Sierra;

•                  Jaguar E-Pace and I-Pace;

•                  Chevrolet Equinox and GMC Terrain;

•                  BMW X3;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Audi A8;

•                  BMW 5-Series;

•                  Porsche Panamera and Macan; and

•                  Mercedes-Benz GLE.

In 2016, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chrysler Pacifica;

•                  Chevrolet Cruze;

•                  Chevrolet Equinox and GMC Terrain;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  BMW 5-Series;

•                  Mercedes-Benz E-Class;

•                  Chevrolet Malibu;

•                  Chevrolet Silverado and GMC Sierra; and

•                  Jeep Renegade.

The strengthening of the euro and Canadian dollar each against the U.S. dollar had a net favourable impact of $54 million on our reported tooling, engineering and other sales.

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Cost of Goods Sold and Gross Margin

	2017	2016	Change
Sales	$38,946	$36,445	$2,501
Cost of goods sold
Material	24,349	22,740	1,609
Direct labour	2,743	2,543	200
Overhead	6,166	5,840	326
	33,258	31,123	2,135
Gross margin	$5,688	$5,322	$366

Gross margin as a percentage of sales	14.6%	14.6%	—

Cost of goods sold increased $2.14 billion to $33.26 billion for 2017 compared to $31.12 billion for 2016 primarily as a result of higher material, overhead and direct labour costs associated with the increase in sales. In addition, the following factors also increased cost of goods sold:

•                  a $342 million net increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the euro and Canadian dollar each against the U.S. dollar;

•                  acquisitions subsequent to 2016 which increased cost of goods sold by $119 million;

•                  higher commodity costs; and

•                  higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  higher scrap steel recoveries; and

•                  lower warranty costs of $50 million.

Gross margin increased $366 million to $5.69 billion for 2017 compared to $5.32 billion for 2016 while gross margin as a percentage of sales was 14.6% for both 2017 and 2016. The primary factors impacting gross margin as a percentage of sales were:

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements;

•                  higher scrap steel recoveries;

•                  lower warranty costs; and

•                  net favourable impact of customer price increases in our Rest of World segment.

These factors were partially offset by:

•                  reduced margins on our complete vehicle assembly sales primarily due to:

•                  lower margins earned on programs during 2017 compared to programs during 2016; and

•                  launch costs incurred during 2017 relating to the Jaguar E-Pace partially offset by launch costs incurred during 2016 relating to the BMW 5-Series;

•                  a decrease in the proportion of production sales generated in North America which have a higher margin than our consolidated average relative to total production sales and an increase in the proportion of production sales generated in Europe which have a lower margin than our consolidated average relative to total production sales;

•                  higher commodity costs;

•                  higher pre-operating costs incurred at new facilities; and

•                  operational inefficiencies and launch costs incurred at a body and chassis facility in Europe.

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Depreciation and Amortization

Depreciation and amortization costs increased $117 million to $1.17 billion for 2017 compared to $1.06 billion for 2016. The higher depreciation and amortization was primarily a result of increased capital deployed at existing facilities related to the launch of new programs during or subsequent to 2016 and a $16 million net increase in reported U.S. dollar depreciation and amortization mainly due to the strengthening of the euro, Canadian dollar and Russian Ruble each against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.3% for 2017 compared to 4.4% for 2016. SG&A expense increased $67 million to $1.67 billion for 2017 compared to $1.60 billion for 2016 primarily as a result of:

•                  a general increase in SG&A expense to support the growth in sales;

•                  a $19 million net increase in the reported U.S. dollar SG&A expense due to the strengthening of the euro and Canadian dollar each against the U.S. dollar;

•                  an insurance recovery in 2016, net of costs incurred, related to a fire at a body and chassis facility in Europe;

•                  a favourable intellectual property infringement settlement in relation to our electronics business in 2016;

•                  increased costs incurred at new facilities; and

•                  higher labour and benefit costs.

These factors were partially offset by:

•                  lower costs to support our global compliance programs as a result of the substantial completion of our global review focused on antitrust risk; and

•                  lower foreign exchange losses partially offset by lower foreign exchange gains.

Interest Expense, net

During 2017, we recorded net interest expense of $70 million compared to $88 million for 2016. The $18 million decrease is primarily as a result of decreased interest expense due to lower average debt balances in Asia and Rest of World and increased interest income earned on higher average cash balances.

Equity Income

Equity income increased $28 million to $261 million for 2017 compared to $233 million for 2016, primarily due to earnings on higher sales at a certain facility in China.

This factor was partially offset by:

•                  higher launch and related costs incurred at certain facilities in Europe; and

•                  a reduction in tax benefit due to our inability to benefit losses incurred at a certain facility in Europe.

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Other Expense, net

During the years ended December 31, 2017 and 2016, we recorded other expense, net items as follows:

	2017			2016
		Net Income	Diluted		Net Income	Diluted
	Operating	Attributable	Earnings	Operating	Attributable	Earnings
	Income	to Magna	per Share	Income	to Magna	per Share

Restructuring (1)	$29	$25	$0.06	$17	$17	$0.05
Impairment of long-lived assets (2)	64	64	0.17	—	—	—
Impairment of investment (3)	17	17	0.05	—	—	—
Gain on formation of a new venture (4)	(45)	(34)	(0.09)	—	—	—
Gain on sale of investment (5)	(26)	(26)	(0.07)	—	—	—
Pension settlement (6)	—	—	—	13	9	0.02
Full year other expense, net	$39	$46	$0.12	$30	$26	$0.07

(1)         Restructuring

During 2017, we recorded net restructuring charges of $14 million ($14 million after tax) related to our powertrain systems operations in Germany and $15 million ($11 million after tax) in North America for one of our body and chassis systems operations.

During 2016, we recorded net restructuring charges of $17 million ($17 million after tax) in Germany at a powertrain systems facility.

(2)         Impairment of long-lived investments

We recorded fixed asset impairment charges during 2017 of $64 million ($64 million after tax) in Europe related to two body and chassis systems facilities.

(3)         Impairment of investment

During 2017, we recorded an impairment charge of $17 million ($17 million after tax) on one of our European investments, which was accounted for under the equity method.

(4)         Gain on formation of a new venture

We formed a new venture in China with Hubei Aviation Precision Machinery Co., Ltd during 2017. The transaction resulted in a gain of $45 million ($34 million after tax). Refer to Note 8. Investments in Affiliated Companies of our audited consolidated financial statements.

(5)         Gain on sale of investment

Our investment in Argus Cyber Security Ltd. was sold during 2017 for proceeds of $33 million.  A gain of $26 million ($26 million after tax) was recognized on the sale of the investment, which was accounted for under the cost method.

(6)         Pension settlement

We offered a limited lump-sum payout to certain terminated vested plan participants of our U.S. defined benefit pension plans during 2016. As a result of the partial settlement, we recognized a $13 million ($9 million after tax) non-cash settlement charge.

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Income from Operations before Income Taxes

Income from operations before income taxes increased $219 million to $3.0 billion for 2017 compared to $2.78 billion for 2016. The increase in income from operations before income taxes is primarily the result of:

•                  earnings on higher production sales;

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements;

•                  higher scrap steel recoveries;

•                  lower warranty costs of $50 million;

•                  net customer price increases in our Rest of World segment; and

•                  a $28 million increase in equity income, as discussed above.

These factors were partially offset by:

•                  reduced earnings on our complete vehicle assembly sales primarily due to:

•                  lower margins earned on programs during 2017 compared to programs during 2016; and

•                  launch costs incurred during 2017 relating to the Jaguar E-Pace partially offset by launch costs incurred during 2016 relating to the BMW 5-Series;

•                  a $117 million increase in depreciation and amortization, as discussed above;

•                  a decrease in the proportion of production sales generated in North America which have a higher margin than our consolidated average relative to total production sales and an increase in the proportion of production sales generated in Europe which have a lower margin than our consolidated average relative to total production sales;

•                  a $67 million increase in SG&A, as discussed above;

•                  higher commodity costs;

•                  higher pre-operating costs incurred at new facilities;

•                  operational inefficiencies and launch costs incurred at a body and chassis facility in Europe; and

•                  net customer price concessions subsequent to 2016.

Income Taxes

	2017		2016
	$	%	$	%
Income taxes as reported	$744	24.8	$706	25.4
Tax effect on Other Expense, net	(7)	(0.6)	4	(0.1)
US Tax Reform	23	0.8	—	—
	$760	25.0	$710	25.3

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “US Tax Reform”), which reduces the U.S. federal corporate tax rate from 35% to 21% beginning in 2018, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings.  At December 31, 2017, we have not completed our accounting for the tax effects of the US Tax Reform; however, we have made a reasonable estimate of its effects on our existing deferred tax balances and the one-time transition tax, recognizing a provisional $23 million net reduction in income tax expense.

Excluding Other Expense, net, after tax, and the effects of US Tax Reform, the effective income tax rate decreased to 25.0% for 2017 compared to 25.3% for 2016 primarily as a result of:

•                  a decrease in non-deductible foreign exchange losses related to the re-measurement of financial statement balances of foreign subsidiaries that are maintained in a currency other than their functional currency; and

•                  a change in our reserves for uncertain tax positions.

These factors were partially offset by:

•                  a higher accrued tax on undistributed foreign earnings; and

•                  valuation allowance releases in Europe, Asia and North America that were recorded in 2016.

Income Attributable to Non-Controlling Interests

Income attributable to non-controlling interests increased $6 million to $49 million for 2017 compared to $43 million for 2016 primarily due to increased profits at a powertrain operation in China, partially offset by decreased profits at a body and chassis operation in China, each in which we have a non-controlling interest.

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Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. increased $175 million to $2.21 billion for 2017 compared to $2.03 billion in 2016, as a result of an increase in income from operations before income taxes of $219 million and partially offset by higher income taxes of $38 million and an increase in income attributable to non-controlling interests of $6 million, each as discussed above.

Earnings per Share

	2017	2016	Change
Earnings per Common Share
Basic	$5.93	$5.19	+	14%
Diluted	$5.90	$5.16	+	14%
Weighted average number of Common Shares outstanding (millions)
Basic	371.8	391.0	-	5%
Diluted	373.9	393.2	-	5%
Adjusted diluted earnings per share	$5.96	$5.23	+	14%

Diluted earnings per share increased $0.74 to $5.90 for 2017 compared to $5.16 for 2016 as a result of the increase in net income attributable to Magna International Inc. as discussed above and a decrease in the weighted average number of diluted shares outstanding during 2017. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to 2016, pursuant to our normal course issuer bids.

Other Expense, net, after tax, and U.S. Tax Reform negatively impacted diluted earnings per share by $0.06 in 2017 and negatively impacted diluted earnings per share by $0.07 in 2016, as discussed in the “Other Expense, net” and “Income Taxes” sections.

Adjusted diluted earnings per share, as reconciled in the “Non-GAAP Performance Measures” section, increased $0.73 to $5.96 for 2017 compared to $5.23 for 2016.

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SEGMENT ANALYSIS

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments.  Adjusted EBIT has been reconciled in the “Non-GAAP Performance Measures” section included in this MD&A.

	Total Sales			Adjusted EBIT
	2017	2016	Change	2017	2016	Change
North America	$20,905	$20,744	$161	$2,064	$2,061	$3
Europe	15,177	13,080	2,097	596	543	53
Asia	2,791	2,674	117	366	266	100
Rest of World	584	465	119	12	(17)	29
Corporate and Other	(511)	(518)	7	70	45	25
Total reportable segments	$38,946	$36,445	$2,501	$3,108	$2,898	$210

North America

	2017	2016	Change
Vehicle Production Volumes (thousands of units)	17,108	17,785	(677)	-	4%
Sales
External Production	$19,571	$19,381	$190	+	1%
Tooling, Engineering and Other	1,334	1,363	(29)	-	2%
Total Sales	20,905	20,744	161	+	1%
Adjusted EBIT	$2,064	$2,061	$3		—
Adjusted EBIT as a percentage of sales	9.9%	9.9%			—

External Production Sales — North America

External production sales in North America increased 1% or $190 million to $19.57 billion for 2017 compared to $19.38 billion for 2016, primarily as a result of:

•                  the launch of new programs during or subsequent to 2016, including the:

•                  Chevrolet Equinox and GMC Terrain;

•                  Jeep Compass;

•                  Volkswagen Atlas;

•                  Ford F-Series SuperDuty; and

•                  Chevrolet Bolt; and

•                  a $102 million increase in reported U.S. dollar sales as a result of the strengthening of the Canadian dollar against the U.S. dollar.

These factors were partially offset by:

•                  lower production volumes on certain existing programs;

•                  the end of production of certain programs including the Chrysler 200 and Mercedes-Benz R-Class; and

•                  customer price concessions subsequent to 2016.

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Adjusted EBIT — North America

Adjusted EBIT in North America was relatively unchanged at $2.06 billion for 2017 compared to $2.06 billion for 2016. The primary factors that had a favourable impact on Adjusted EBIT were:

•                  higher scrap steel recoveries;

•                  lower warranty costs of $23 million;

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements;

•                  lower foreign exchange losses; and

•                  a $9 million increase in reported U.S. dollar Adjusted EBIT primarily due to the strengthening of the Canadian dollar against the U.S. dollar.

These factors were offset by:

•                  an increase in depreciation and amortization as a result of increased capital deployed at existing facilities primarily related to the launch of new programs during or subsequent to 2016;

•                  higher pre-operating costs incurred at new facilities;

•                  a favourable intellectual property infringement settlement in relation to our electronics business in 2016;

•                  lower equity income of $12 million;

•                  higher commodity costs;

•                  net customer price concessions subsequent to 2016.

Adjusted EBIT as a percentage of sales in North America of 9.9% for 2017 was unchanged compared to 9.9% for 2016. The primary factors having a favourable impact on Adjusted EBIT as a percentage of sales in North America were:

•                  higher scrap steel recoveries;

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements;

•                  lower warranty costs; and

•                  lower foreign exchange losses.

These factors were partially offset by:

•                  an increase in depreciation and amortization as a result of increased capital deployed at existing facilities primarily related to the launch of new programs during or subsequent to 2016;

•                  higher pre-operating costs incurred at new facilities;

•                  a favourable intellectual property infringement settlement in relation to our electronics business in 2016;

•                  lower equity income;

•                  higher commodity costs; and

•                  net customer price concessions subsequent to 2016.

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Europe

	2017	2016	Change
Volumes (thousands of units) (i)
Vehicle Production	22,425.0	21,571.0	854.0	+	4%
Magna Complete Vehicle Assembly	77.9	75.0	2.9	+	4%
Sales
External Production	$10,115	$9,140	$975	+	11%
Complete Vehicle Assembly	2,944	2,190	754	+	34%
Tooling, Engineering and Other	2,118	1,750	368	+	21%
Total Sales	15,177	13,080	2,097	+	16%
Adjusted EBIT	$596	$543	$53	+	10%
Adjusted EBIT as a percentage of sales	3.9%	4.2%		-	0.3%

(i)            Vehicles produced at our Complete Vehicle Assembly operations are included in Vehicle Production volumes.

External Production Sales — Europe

External production sales in Europe increased 11% or $975 million to $10.12 billion for 2017 compared to $9.14 billion for 2016, primarily as a result of:

•                  the launch of new programs during or subsequent to 2016, including the;

•                  BMW 5-Series;

•                  Audi Q2;

•                  Mercedes-Benz GLC and GLC Coupe;

•                  Mercedes-Benz E-Class Coupe and E-Class Cabriolet; and

•                  Alfa Romeo Stelvio; and

•                  a $141 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies against the U.S. dollar, including the euro and Russian ruble partially offset by the weakening of the Turkish lira and British pound each against the U.S. dollar; and

•                  acquisitions during or subsequent to 2016, which positively impacted production sales by $111 million.

These factors were partially offset by:

•                  lower production volumes on certain existing programs;

•                  lower production sales on the MINI Countryman and Paceman as a result of substantially lower production content on the current generation of these programs; and

•                  customer price concessions subsequent to 2016.

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Complete Vehicle Assembly Sales - Europe

Complete vehicle assembly sales increased 34% or $754 million to $2.94 billion for 2017 compared to $2.19 billion for 2016 and assembly volumes increased 4% or 2.9 thousand units.

The increase in complete vehicle assembly sales is primarily due to:

•                  the launch of the BMW 5-Series which started production during the first quarter of 2017 and which has a relatively higher average unit price compared to the MINI Countryman and Paceman, which ended production during the fourth quarter of 2016;

•                  the launch of the Jaguar E-Pace program which started production during the third quarter of 2017; and

•                  an $88 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

Adjusted EBIT — Europe

Adjusted EBIT in Europe increased $53 million to $596 million for 2017 compared to $543 million for 2016 primarily as a result of:

•                  earnings on higher production sales;

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements; and

•                  lower warranty costs of $22 million.

These factors were partially offset by:

•                  reduced earnings on our complete vehicle assembly sales primarily due to:

•                  lower margins earned on programs during 2017 compared to programs during 2016; and

•                  launch costs incurred during 2017 relating to the Jaguar E-Pace partially offset by launch costs incurred during 2016 relating to the BMW 5-Series;

•                  operational inefficiencies and launch costs incurred at a body and chassis facility in Europe;

•                  lower equity income of $35 million as a result of higher launch and related costs and a reduction in tax benefit due to our inability to benefit losses incurred at a certain facility in Europe;

•                  higher commodity costs;

•                  higher pre-operating costs incurred at new facilities;

•                  an insurance recovery in 2016, net of costs incurred, related to a fire at a body and chassis facility in Europe;

•                  higher affiliation fees paid to corporate; and

•                  net customer price concessions subsequent to 2016.

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Adjusted EBIT as a percentage of sales in Europe decreased 0.3% to 3.9% for 2017 compared to 4.2% for 2016 primarily as a result of:

•                  reduced earnings on our complete vehicle assembly sales primarily due to:

•                  lower margins earned on programs during 2017 compared to programs during 2016; and

•                  launch costs incurred during 2017 relating to the Jaguar E-Pace partially offset by launch costs incurred during 2016 relating to the BMW 5-Series;

•                  lower equity income as a result of higher launch and related costs and a reduction in tax benefit due to our inability to benefit losses incurred at a certain facility in Europe;

•                  higher commodity costs;

•                  higher pre-operating costs incurred at new facilities;

•                  operational inefficiencies and launch costs incurred at a body and chassis facility in Europe;

•                  an insurance recovery in 2016, net of costs incurred, related to a fire at a body and chassis facility in Europe; and

•                  higher affiliation fees paid to corporate.

These factors were partially offset by:

•                  higher production sales at margins higher than our European average;

•                  lower warranty costs; and

•                  generally higher margins as a percentage of sales at certain manufacturing facilities including through net productivity and efficiency improvements.

Asia

	2017	2016	Change
Sales
External Production	$2,357	$2,217	$140	+	6%
Tooling, Engineering and Other	434	457	(23)	-	5%
Total Sales	2,791	2,674	117	+	4%
Adjusted EBIT	$366	$266	$100	+	38%
Adjusted EBIT as a percentage of sales	13.1%	9.9%		+	3.2%

External Production Sales — Asia

External production sales in Asia increased 6% or $140 million to $2.36 billion for 2017 compared to $2.22 billion for 2016, primarily as a result of the launch of new programs during or subsequent to 2016 in China.

This increase was partially offset by lower production volumes on certain existing programs and a $21 million decrease in reported U.S. dollar sales primarily as a result of the weakening the Chinese renminbi against the U.S. dollar.

17

Adjusted EBIT — Asia

Adjusted EBIT in Asia increased $100 million to $366 million for 2017 compared to $266 million for 2016 primarily as a result of:

•                  higher equity income of $81 million primarily related to higher net income at a certain equity investment as a result of an increase in sales;

•                  earnings on higher production sales; and

•                  generally higher margins at certain manufacturing facilities.

Adjusted EBIT as a percentage of sales in Asia increased 3.2% to 13.1% for 2017 compared to 9.9% for 2016 primarily as a result of higher equity income and generally higher margins as a percentage of sales at certain manufacturing facilities.

Rest of World

	2017	2016	Change
Sales
External Production	$562	$439	$123	+	28%
Tooling, Engineering and Other	22	26	(4)	-	15%
Total Sales	584	465	119	+	26%
Adjusted EBIT	$12	$(17)	$29		—

External Production Sales — Rest of World

External production sales in Rest of World increased 28% or $123 million to $562 million for 2017 compared to $439 million for 2016, primarily as a result of:

•                  net customer price increases subsequent to 2016;

•                  higher production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to 2016; and

•                  a $21 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the Brazilian real against the U.S. dollar partially offset by the weakening of the Argentine peso against the U.S. dollar.

Adjusted EBIT — Rest of World

Adjusted EBIT in Rest of World increased $29 million to $12 million for 2017 compared to a loss of $17 million for 2016, primarily as a result of net customer price increases subsequent to 2016 and earnings on higher sales.

Corporate and Other

Adjusted EBIT in Corporate and Other increased $25 million to $70 million for 2017 compared to $45 million for 2016, primarily as a result of:

•                  lower costs to support our global compliance programs;

•                  an increase in affiliation fees earned from our divisions; and

•                  lower net foreign exchange losses.

These factors were partially offset by higher incentive compensation.

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FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	2017	2016	Change
Net income	$2,255	$2,074
Items not involving current cash flows	1,306	1,231
	3,561	3,305	$256
Changes in operating assets and liabilities	(232)	(39)	(193)
Cash provided from operating activities	$3,329	$3,266	$63

Cash provided from operating activities increased $63 million for 2017 compared to 2016 primarily as a result of:

•                  a $2.69 billion increase in cash received from customers;

•                  higher dividends received from equity investments of $31 million; and

•                  lower net interest expense of $19 million as discussed in the Interest Expense, net section above.

These factors were partially offset by:

•                  a $1.83 billion increase in cash paid for material and overhead;

•                  a $742 million increase in cash paid for labour; and

•                  a $102 million increase in cash paid for taxes.

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Capital and Investing Spending

	2017	2016	Change

Fixed asset additions	$(1,858)	$(1,807)
Investments, other assets and intangible assets	(651)	(478)
Fixed assets, investments, other assets and intangible assets additions	(2,509)	(2,285)
Purchase of subsidiaries	—	(1,810)
Proceeds from disposition	332	138
Proceeds on disposal of facilities	49	—
Cash used for investing activities	$(2,128)	$(3,957)	$1,829

Fixed assets, investments, other assets and intangible assets additions

In 2017, we invested $1.86 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2017 was for manufacturing equipment and buildings for programs that will be launching subsequent to 2017.

We invested $482 million in other assets related primarily to fully reimbursable tooling, planning, and engineering costs for programs that launched during 2017 or will be launching subsequent to 2017, and we invested a further $169 million in equity-accounted investments.

Proceeds from disposition

In 2017, we received $332 million of proceeds including:

•                  $115 million primarily relating to normal course fixed and other asset disposals;

•                  $61 million relating to the cash received on maturity of our investment in Canadian third party asset-backed commercial paper [“ABCP”];

•                  $52 million relating to the sale of certain leasehold improvements to a lessor in connection with the extension and renewal of certain leases;

•                  $41 million relating to a repayment of an intercompany loan by a non-consolidated subsidiary;

•                  $34 million relating to cash received on the sale of an equity accounted investment, which was sold at an amount approximating its carrying amount; and

•                  $29 million relating to the cash received on the sale of our investment in Argus Cyber Security Ltd., as discussed in the “Other Expense, net” section.

Proceeds on disposal of facilities

In 2017, we received $49 million of proceeds on disposal of facilities related to the contribution of a facility as part of the formation of a new venture in China with Hubei Aviation Precision Machinery Co., Ltd., as discussed in the “Other Expense, net” section.

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Financing

	2017	2016	Change

Issues of debt	$752	$282
(Decrease) increase in short-term borrowings	(530)	386
Repayments of debt	(110)	(417)
Issue of Common Shares on exercise of stock options	44	33
Shares repurchased for tax withholdings on vesting of equity awards	(11)	(9)
Repurchase of Common Shares	(1,271)	(904)
Contributions to subsidiaries by non-controlling interests	10	—
Dividends paid to non-controlling interests	(38)	(6)
Dividends paid	(400)	(385)
Cash used for financing activities	$(1,554)	$(1,020)	$(534)

The increase in issues of debt relates primarily to the issuance of €600 million of 1.500% fixed-rate Senior Notes [the “Senior Notes”] on September 25, 2017.  The Senior Notes, which mature on September 25, 2027, have interest payable on September 25th of each year and are senior unsecured obligations that do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, determined in accordance with the terms of the indenture governing the Senior Notes.

The decrease in short-term borrowings relates primarily to a $219 million decrease in euro-commercial paper [the “euro-Program”], a $225 million decrease in U.S. commercial paper [the “U.S. Program”] and a $101 million decrease in our euro credit facility during 2017.

Repurchases of Common Shares during 2017 are related to 26.2 million Common Shares repurchased for aggregate cash consideration of $1.27 billion.

Cash dividends paid per Common Share were $1.10 for 2017, for a total of $400 million compared to cash dividends paid per Common Share of $1.00 for 2016, for a total of $385 million.

Financing Resources

	As at	As at
	December 31,	December 31,
	2017	2016	Change
Liabilities
Short-term borrowings	$259	$623
Long-term debt due within one year	108	139
Long-term debt	3,195	2,394
	3,562	3,156	$406
Non-controlling interests	504	451	53
Shareholders’ equity	11,228	9,768	1,460
Total capitalization	$15,294	$13,375	$1,919

Total capitalization increased by $1.92 billion to $15.29 billion as at December 31, 2017 compared to $13.38 billion at December 31, 2016, primarily as a result of a $1.46 billion increase in shareholders’ equity, a $406 million increase in liabilities and a $53 million increase in non-controlling interests.

The increase in liabilities relates primarily to the issuance of the €600 million Senior Notes partially offset by a $219 million decrease in the euro-Program and a $225 million decrease in the U.S. Program during 2017. This issuance allowed us to reduce short-term borrowings and increase overall liquidity under these programs.

The increase in shareholders’ equity was primarily as a result of:

•                  the $2.26 billion of net income earned in 2017;

•                  a $657 million net unrealized gain on translation of our net investment in foreign operations whose functional currency is not U.S. dollars; and

•                  a $114 million net unrealized gain on cash flow hedges.

These factors were partially offset by the $1.28 billion repurchase and cancellation of 26.4 million Common Shares during 2017 and $400 million of dividends paid during 2017.

The increase in non-controlling interest was primarily as a result of the increase in income attributable to non-controlling interests in 2017.

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Cash Resources

During 2017, our cash resources including restricted cash equivalents decreased by $329 million to $839 million as a result of the cash used for investing and financing activities, partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at December 31, 2017, we had term and operating lines of credit totalling $2.93 billion, of which $2.50 billion was unused and available.

The Company maintains a revolving credit facility of $2.75 billion with a maturity date of June 22, 2022. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 6, 2018 were exercised:

Common Shares	358,395,997
Stock options (i)	7,661,769
366,057,766

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2017, we had contractual obligations requiring annual payments as follows:

		2019-	2021-
	2018	2020	2022	Thereafter	Total

Operating leases	$316	$511	$401	$769	$1,997
Long-term debt	108	60	367	2,768	3,303
Unconditional purchase obligations:
Materials and services	3,857	574	629	272	5,332
Capital	1,277	313	140	2	1,732
Total contractual obligations	$5,558	$1,458	$1,537	$3,811	$12,364

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $655 million at December 31, 2017. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$687	$33	$378	$1,098
Less plan assets	(443)	—	—	(443)
Unfunded amount	$244	$33	$378	$655

Our off-balance sheet financing arrangements are limited to operating lease contracts.

We have facilities that are subject to operating leases. Operating lease payments in 2017 for facilities were $272 million. Operating lease commitments in 2018 for facilities are expected to be $260 million. A majority of our existing lease agreements generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

22

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $72 million for 2017 and are expected to be $56 million in 2018.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

NON-GAAP PERFORMANCE MEASURES - FOR THE YEAR ENDED DECEMBER 31, 2017

Adjusted EBIT has been discussed in the “Segment Analysis” section. The following table reconciles net income to Adjusted EBIT:

	2017	2016

Net income	$2,255	$2,074
Add:
Interest expense, net	70	88
Other Expense, net	39	30
Income taxes	744	706
Adjusted EBIT	$3,108	$2,898

Adjusted diluted earnings per share has been discussed in the “Earnings per Share” section. The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	2017	2016

Net income attributable to Magna International Inc.	$2,206	$2,031
Add:
Other Expense, net	39	30
Tax effect on Other Expense, net	7	(4)
US Tax Reform	(23)	—
Adjusted net income attributable to Magna International Inc.	$2,229	$2,057
Diluted weighted average number of Common Shares outstanding during the year (millions):	373.9	393.2
Adjusted diluted earnings per share	$5.96	$5.23

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Adjusted EBIT as a percentage of sales

Adjusted EBIT as a percentage of sales of 8.0% for 2017 was unchanged compared to 8.0% for 2016.  The primary factors positively impacting Adjusted EBIT as a percentage of sales were:

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements;

•                  higher scrap steel recoveries;

•                  lower warranty costs;

•                  net customer price increases in our Rest of World segment;

•                  a decrease in SG&A expense as a percentage of sales, as discussed above; and

•                  higher equity income.

These factors were partially offset by:

•                  a decrease in the proportion of production sales generated in North America which have a higher margin than our consolidated average relative to total production sales and an increase in the proportion of production sales generated in Europe which have a lower margin than our consolidated average relative to total production sales;

•                  reduced margins on our complete vehicle assembly sales primarily due to:

•                  lower margins earned on programs during 2017 compared to programs during 2016; and

•                  launch costs incurred during 2017 relating to the Jaguar E-Pace partially offset by launch costs incurred during 2016 relating to the BMW 5-Series;

•                  higher commodity costs;

•                  higher pre-operating costs incurred at new facilities;

•                  an increase in depreciation and amortization; and

•                  operational inefficiencies and launch costs incurred at a body and chassis facility in Europe.

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Return on Invested Capital

	2017	2016	Change

After-tax operating profits	$2,308	$2,140	$168	+	8%
Average Invested Capital	$14,694	$13,403	$1,291	+	10%
Return on Invested Capital	15.7%	16.0%		-	0.3%

Return on Invested Capital decreased 0.3% to 15.7% for 2017 compared to 16.0% for 2016, primarily as a result of higher Average Invested Capital partially offset by an increase in After-tax operating profits.

Average Invested Capital increased $1.29 billion to $14.69 billion for 2017 compared to $13.40 billion for 2016, primarily as a result of our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to 2017.

After-tax operating profits increased primarily as a result of higher gross margin and equity income partially offset by higher depreciation and amortization, higher SG&A, and higher income taxes, each as discussed above.

Return on Equity

	2017	2016	Change

Net income attributable to Magna	$2,206	$2,031	$175	+	9%
Average Shareholders’ Equity	$11,122	$9,962	$1,160	+	12%
Return on Equity	19.8%	20.4%		-	0.6%

Return on Equity decreased 0.6% to 19.8% for 2017 compared to 20.4% for 2016 as a result of an increase in shareholders’ equity partially offset by an increase in net income attributable to Magna, each as discussed above.

25

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 1, “Significant Accounting Policies,” to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgments and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

Goodwill and Other Long-lived Assets - Impairment Assessments

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The Company performs a goodwill impairment review at the reporting unit level. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. If a reporting unit’s carrying amount exceeds its fair value, an impairment is recognized based on that difference.  The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment would be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

Investments in Affiliates — Impairment Assessments

As of December 31, 2017 and 2016, we had aggregate investments in affiliates of $2.03 billion and $1.77 billion, respectively. We monitor our investments in affiliates for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the recorded book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. A deterioration in the operating results of our non-consolidated affiliates could result in the impairment of our investments.

Income Taxes

We are subject to income taxes in Canada and other non-Canadian jurisdictions. Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits.

The determination of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2017, we had gross unrecognized tax benefits of $243 million excluding interest and penalties, of which $222 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets.

26

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets to avoid the potential loss of benefits.

At December 31, 2017, we had recorded deferred tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $118 million and $197 million, respectively. The deferred tax assets in respect of loss carryforwards relate primarily to operations in Germany, the United Kingdom, Canada, Mexico and the United States. We had domestic and foreign operating loss carryforwards of $2.60 billion and tax credit carryforwards of $59 million, which relate primarily to operations in Germany, Austria, the United States, Brazil, the United Kingdom, Spain and China. Approximately $1.87 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2018 and 2037.

The US Tax Reform reduces the US federal corporate tax rate from 35% to 21% beginning in 2018, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings.  At December 31, 2017, we have not yet completed our analysis of the tax effects of the US Tax Reform.  In accordance with SEC Staff Accounting Bulletin No. 118 (“SAB 118”), we have determined provisional estimates for these effects, recording a $61 million tax benefit on the remeasurement of certain deferred tax assets and liabilities and $38 million of current tax expense related to the transition tax on deferred foreign earnings.  We expect to complete our assessment of the impact in 2018 and any change to the provisional amounts will be included as an adjustment to income tax expense or benefit in the period the amounts are determined.

Warranty

We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers’ warranty experience.

Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier.

We monitor our warranty activity on an ongoing basis and adjust our reserve estimates when it is probable that future warranty costs will be different than those estimates.

Employee Future Benefit Plans

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2017, we had past service costs and actuarial experience losses of $199 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

FUTURE CHANGES IN ACCOUNTING POLICIES

Refer to Note 2. Accounting Standards to the audited consolidated financial statements included in this report for the impact of recently issued accounting pronouncements.

27

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 22 of our audited consolidated financial statements for the year ended December 31, 2017, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2016.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2017 under the supervision, and with the participation of, our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”)) are effective as of December 31, 2017.

Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2017, such internal control over financial reporting is effective. The Company’s internal control over financial reporting as of December 31, 2017 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2017. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2017.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

28

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with U.S. GAAP.

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2017	2017	2017	2017

Sales	$9,372	$9,684	$9,499	$10,391

Net income	$597	$574	$512	$572

Earnings per Common Share
Basic	$1.54	$1.49	$1.37	$1.54
Diluted	$1.53	$1.48	$1.36	$1.53

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2016	2016	2016	2016

Sales	$8,900	$9,443	$8,849	$9,253

Net income	$503	$561	$514	$496

Earnings per Common Share
Basic	$1.23	$1.42	$1.30	$1.25
Diluted	$1.22	$1.41	$1.29	$1.24

The third quarter of the year is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

Included in the quarterly net income attributable to Magna International Inc. are the following Other Expense, net items that have been discussed above:

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2017	2017	2017	2017

Restructuring	$6	$3	$2	$18
Impairment of long-lived asset	—	—	—	64
Impairment of investment	—	—	—	17
Gain on formation of a new venture	—	—	—	(45)
Gain on sale of investment	—	—	—	(26)
	$6	$3	$2	$28

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2016	2016	2016	2016

Restructuring	$—	$—	$—	$17
Pension settlement	—	—	—	13
	$—	$—	$—	$30

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2017 quarterly reports which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

29

FORWARD-LOOKING STATEMENTS

We disclose “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) to provide information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry	Warranty / Recall Risks

• economic cyclicality;	• costs to repair or replace defective products;
• intense competition;	• warranty costs that exceed our warranty provision;
• potential restrictions on free trade;	• costs related to a significant recall;

Customer and Supplier Related Risks	Acquisition Risks

• concentration of sales with six customers; • shifts in market shares among vehicles or vehicle segments; • potential loss of a material purchase order;	• an increase in our risk profile as a result of completed acquisitions; • acquisition integration risk;
Other Business Risks
Manufacturing / Operational Risks

•       risks related to conducting business through joint ventures;

•       our ability to consistently develop innovative products or processes;

changing risk profile;

•       risks of conducting business in foreign markets;

•       fluctuations in relative currency values;

•       tax risks;

•       changes in credit ratings assigned to us;

•       the unpredictability of, and fluctuation in, the trading price of our Common Shares;

• product launch risks; • operational underperformance; • restructuring costs; • impairment charges; • labour disruptions; • supply disruptions;
IT Security Risk • IT/Security breach;

Pricing Risks	Legal, Regulatory and Other Risks

• pricing risks between time of quote and start of production; • price concessions; • commodity costs; • declines in scrap steel prices;	• antitrust and compliance risk; • legal claims and/or regulatory actions against us; and • changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled “Industry Trends and Risks” and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

30

Magna International Inc.

Consolidated Financial Statements

December 31, 2017

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

Consolidated Financial Statements

Magna International Inc.

December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magna International and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ “Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 6, 2018

We have served as the Company’s auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated March 6, 2018, expressed unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ “Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 6, 2018

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,

	Note	2017	2016

Sales		$38,946	$36,445
Costs and expenses
Cost of goods sold		33,258	31,123
Depreciation and amortization		1,173	1,056
Selling, general and administrative		1,668	1,601
Interest expense, net	16	70	88
Equity income		(261)	(233)
Other expense, net	3	39	30
Income from operations before income taxes		2,999	2,780
Income taxes	11	744	706
Net income		2,255	2,074
Income attributable to non-controlling interests		(49)	(43)
Net income attributable to Magna International Inc.		$2,206	$2,031
Earnings per Common Share:	4
Basic		$5.93	$5.19
Diluted		$5.90	$5.16
Weighted average number of Common Shares outstanding during the year [in millions]:	4
Basic		371.8	391.0
Diluted		373.9	393.2

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Years ended December 31,

	Note	2017	2016

Net income		$2,255	$2,074
Other comprehensive income (loss), net of tax:	20
Net unrealized gain (loss) on translation of net investment in foreign operations		689	(134)
Net unrealized gain on cash flow hedges		114	1
Reclassification of net loss on cash flow hedges to net income		60	126
Reclassification of net loss on investments to net income		—	1
Reclassification of net loss on pensions to net income		5	9
Pension and post-retirement benefits		8	(29)
Other comprehensive income (loss)		876	(26)
Comprehensive income		3,131	2,048
Comprehensive income attributable to non-controlling interests		(81)	(18)
Comprehensive income attributable to Magna International Inc.		$3,050	$2,030

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

As at December 31,

	Note	2017	2016

ASSETS
Current assets
Cash and cash equivalents	5	$726	$974
Accounts receivable		6,878	6,165
Inventories	7	3,379	2,804
Prepaid expenses and other		237	220
		11,220	10,163

Investments	8, 17	2,088	1,850
Fixed assets, net	9	8,141	7,022
Intangible assets, net	12	650	621
Goodwill	6, 10	2,099	1,923
Deferred tax assets	11	236	268
Other assets	13, 17	959	719
		$25,393	$22,566

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	16	$259	$623
Accounts payable		6,299	5,430
Accrued salaries and wages	14	836	768
Other accrued liabilities	15	1,649	1,639
Income taxes payable		18	96
Long-term debt due within one year	16	108	139
		9,169	8,695

Long-term debt	16	3,195	2,394
Long-term employee benefit liabilities	17	670	667
Other long-term liabilities	18	304	298
Deferred tax liabilities	11	323	293
		13,661	12,347

Shareholders’ equity
Common Shares [issued: 2017 — 358,063,217; 2016 — 382,251,587]	19	3,617	3,796
Contributed surplus		119	105
Retained earnings	19	8,089	7,318
Accumulated other comprehensive loss	20	(597)	(1,451)
		11,228	9,768

Non-controlling interests		504	451
		11,732	10,219
		$25,393	$22,566

Commitments and contingencies [notes 16, 21 and 22]

See accompanying notes

On behalf of the Board:

/s/ “Lawrence D. Worrall”	/s/ “William L. Young”

Director	Chairman of the Board

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,

	Note	2017	2016

OPERATING ACTIVITIES
Net income		$2,255	$2,074
Items not involving current cash flows	5	1,306	1,231
		3,561	3,305
Changes in operating assets and liabilities	2, 5	(232)	(39)
Cash provided from operating activities		3,329	3,266

INVESTMENT ACTIVITIES
Fixed asset additions		(1,858)	(1,807)
Purchase of subsidiaries	2, 6	—	(1,810)
Increase in investments and other assets		(651)	(478)
Proceeds from disposition		332	138
Proceeds on disposal of facilities		49	—
Cash used for investment activities		(2,128)	(3,957)

FINANCING ACTIVITIES
Issues of debt	16	752	282
(Decrease) Increase in short-term borrowings		(530)	386
Repayments of debt	16	(110)	(417)
Common Shares issued on exercise of stock options		44	33
Shares repurchased for tax withholdings on vesting of equity awards		(11)	(9)
Repurchase of Common Shares	19	(1,271)	(904)
Contributions to subsidiaries by non-controlling interests		10	—
Dividends paid to non-controlling interests		(38)	(6)
Dividends paid		(400)	(385)
Cash used for financing activities		(1,554)	(1,020)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		24	16

Net decrease in cash, cash equivalents and restricted cash equivalents during the year		(329)	(1,695)
Cash, cash equivalents and restricted cash equivalents, beginning of year		1,168	2,863

Cash, cash equivalents and restricted cash equivalents, end of year	5	$839	$1,168

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions, except number of common shares]

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCL [i]	Interests	Equity
	[in millions]

Balance, December 31, 2015	402.3	$3,942	$107	$6,387	$(1,470)	$151	$9,117
Net income				2,031		43	2,074
Other comprehensive loss					(1)	(25)	(26)
Shares issued on exercise of stock options	2.1	47	(14)				33
Release of stock and stock units	0.4	25	(25)				—
Shares repurchased for tax withholdings on vesting of equity awards	(0.2)	(2)		(7)			(9)
Repurchase and cancellation under normal course issuer bids [note 19]	(22.4)	(220)		(704)	20		(904)
Acquisitions [note 6]						288	288
Stock-based compensation expense			37				37
Dividends paid to non-controlling interests						(6)	(6)
Dividends paid [$1.00 per share]	0.1	4		(389)			(385)
Balance, December 31, 2016	382.3	3,796	105	7,318	(1,451)	451	10,219

Net income				2,206		49	2,255
Other comprehensive income					844	32	865
Shares issued on exercise of stock options	1.7	56	(12)				44
Release of stock and stock units	0.4	22	(22)				—
Shares repurchased for tax withholdings on vesting of equity awards	(0.2)	(2)		(9)			(11)
Repurchase and cancellation under normal course issuer bids [note 19]	(26.2)	(262)		(1,030)	21		(1,271)
Contribution by non-controlling interests						10	10
Stock-based compensation expense			48				48
Reclassification of tax effect [note 20]				11	(11)		—
Dividends paid to non-controlling interests						(38)	(38)
Dividends paid [$1.10 per share]	0.1	7		(407)			(400)
Balance, December 31, 2017	358.1	$3,617	$119	$8,089	$(597)	$504	$11,732

[i]    AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.     SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively “Magna” or the “Company”] is a global automotive supplier whose product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, active driver assistance, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States [“GAAP”].

Principles of consolidation

The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest or is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders’ equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.

Financial instruments

The Company classifies all of its financial assets and financial liabilities as trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held-for-trading financial instruments, which include cash and cash equivalents are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held-to-maturity investments, which include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements, are recorded at amortized cost using the effective interest method. Loans and receivables, which include accounts receivable, long-term receivables and accounts payable, are recorded at amortized cost using the effective interest method. Available-for-sale financial assets are recorded at cost and are subsequently measured at fair value with all revaluation gains and losses included in other comprehensive income.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive income. Foreign exchange gains or losses on debt that was designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive income.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed foreign currency based outflows and inflows. Most of the Company’s foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

If the Company’s foreign exchange forward contracts cease to be effective as hedges, for example, if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

2017 Annual Financial Statements

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and market.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles and patents and licences. These finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.

The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

Investments in Affiliates

The Company accounts for investments in companies over which it has the ability to exercise significant influence but does not hold a controlling interest, under the equity method. It records its proportionate share of income or losses in Equity income in the Consolidated Statements of Income. The Company monitors its investments in affiliates for indicators of other-than-temporary declines in value on an ongoing basis in accordance with GAAP. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the recorded book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows.

Other assets

Other assets include the long-term portion of certain receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts or in instalments based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Preproduction costs related to long-term supply agreements

Pre-operating costs incurred in establishing new facilities that require substantial time to reach commercial production capability are expensed as incurred.

Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Where these preproduction costs are deemed to be a single unit of account combined with a subsequent parts production, the costs deferred in the above circumstances are included in other assets and amortized on a units-of-production basis to cost of goods sold over the anticipated term of the supply agreement.

Warranty

The Company records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain powertrain and complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s portion of the estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign and the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

The Company monitors warranty activity on an ongoing basis and adjusts reserve estimates when it is probable that future warranty costs will be different than those estimates.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value, or market related value, of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation [“PBO”]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.  This is determined on a plan by plan basis.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Asset retirement obligation

The Company recognizes its obligation to restore leased premises at the end of the lease by recording at lease inception the estimated fair value of this obligation as other long-term liabilities with a corresponding amount recognized as fixed assets. The fixed asset amount is amortized over the period from lease inception to the time the Company expects to vacate the premises, resulting in both depreciation and interest charges. The estimated fair value of the obligation is assessed for changes in the expected timing and extent of expenditures with changes related to the time value of money recorded as interest expense.

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers, depending on contractual terms], and acceptance by customers.

Revenue from tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis. Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage-of-completion basis. Percentage-of-completion is generally determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures.

Revenue and cost of goods sold, including amounts from engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income and comprehensive income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis.

With respect to vehicle assembly sales, given that Magna is acting as principal with respect to purchased components and systems, the selling price to the customer includes the costs of such inputs.

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures are generally recorded as a reduction of the related expense at the time the eligible expenses are incurred. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value, and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for like a government grant. It is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Research and development

Costs incurred in connection with research and development activities, to the extent not recoverable from the Company’s customers, are charged to expense as incurred. For the years ended December 31, 2017 and 2016, research and development costs charged to expense were approximately $522 million and $460 million, respectively.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are either considered to be reinvested for the foreseeable future or if they are available for repatriation and are not subject to further tax on remittance. Taxes are recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further significant tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Comprehensive income

Other comprehensive income includes unrealized gains and losses on translation of the Company’s foreign operations that use the local currency as the functional currency, net of taxes, the change in fair value of available-for-sale investments, net of taxes, the change in unamortized actuarial amounts, net of taxes and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes.

Accumulated other comprehensive income is a separate component of shareholders’ equity which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

Common Shares that have not been released under the Company’s restricted stock plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

2.     ACCOUNTING STANDARDS

Accounting Changes

Statement of Cash Flows

In November 2016, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning of period and end of period amounts shown on the statement of cash flows. ASU 2016-18 also requires companies who report cash and restricted cash separately on the balance sheet to reconcile those amounts to the statement of cash flows.  [Refer to Note 5. Details of Cash from Operating Activities.]  The provisions of ASU 2016-18 are effective for years beginning after December 15, 2017, with early adoption permitted. The Company elected to early adopt the requirements of the new standard in the first quarter of 2017 using the retrospective transition method, as required.

The impact of adopting this new standard on the consolidated statement of cash flows was as follows:

2016

Increase in changes in operating assets and liabilities	$(120)
Decrease in cash provided from operating activities	$(120)

Reduction in purchase of subsidiaries	$120
Reclassification of restricted cash deposits	$194
Reduction in cash used for investing activities	$314

Reduction in net decrease in cash, cash equivalents and restricted cash equivalents, during the period	$194
Increase in cash, cash equivalents and restricted cash equivalents, end of period	$194

Goodwill

In January 2017, the FASB issued new guidance, ASU No. 2017-4, “Intangibles-Goodwill and Other (Topic 350): Simplifying the test for Goodwill Impairment”. This guidance simplifies subsequent goodwill measurement by eliminating Step 2 from the goodwill impairment test. Under this update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019 with early adoption permitted for annual goodwill impairment tests performed after January 1, 2017. The standard must be applied prospectively. The Company adopted ASU No. 2017-4 in the fourth quarter of 2017, in connection with its annual goodwill impairment test. The implementation of this guidance did not have an impact on the Company’s consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Reclassification of Tax Effects from AOCI

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income” [“ASU 2018-02”] which permits entities to reclassify the stranded tax effects related to the application of the Tax Cuts and Jobs Act of 2017 from accumulated other comprehensive income to retained earnings.  The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods therein, with early adoption permitted.  The Company is required to apply the provisions of ASU 2018-02 to each period in which the effect of the Tax Cuts and Jobs Act is recorded, and may apply it either retrospectively as of the date of the enactment, or as of the beginning of the period of adoption.  The Company has elected to early adopt the provisions of ASU 2018-02, using a portfolio approach.  Accordingly, to reflect the change in the US federal corporate tax rate, the Company has reclassified the stranded tax effects related to its pensions and financial instruments to retained earnings in the Consolidated Statement of Changes in Equity for the year ended December 31, 2017.  The adoption of ASU 2018-02 did not have a material impact on the Company’s consolidated financial statements.

Future Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”. This ASU supersedes most of the existing guidance on revenue recognition in ASC Topic 605, Revenue Recognition and establishes a broad principle that would require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB has subsequently issued additional ASUs to clarify certain elements of the new revenue recognition guidance.

In the third quarter of 2017, after careful consideration of all issued guidance and related interpretations, in addition to the Company’s specific facts and circumstances, it was determined that tooling and pre-production engineering activities that are part of a long-term supply arrangement, will not be accounted for as revenue-generating activities under the new revenue standard. Upon adoption, customer reimbursements for these tooling and pre-production engineering activities will be recorded as a reduction to cost.  Customer payments for tooling and engineering activities that are not part of a long-term supply arrangement will continue to be accounted for as revenue.

As a result of the change in accounting for tooling and pre-production engineering activities, the Company has determined that upon retrospective adoption, its 2017 Sales will decrease by approximately $2.4 billion, and this decrease will be substantially offset by a similar decrease in Cost of goods sold. Revenue recognition related to production sales will remain unchanged. While the Company continues to assess all potential impacts of the new standard, it does not currently expect that the adoption of the new revenue standard will have a material impact on its Net Income. As required by the new standard, the Company expects to make additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company plans to adopt the new revenue standard effective January 1, 2018 using the full retrospective transition method.

Financial Instruments

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for the Company in the first quarter of fiscal 2018. The adoption of ASU 2016-01 is not expected to have a significant impact on the Company’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients. The Company is currently evaluating the impact of ASU 2016-02 on its consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Income Taxes

In October 2016, the FASB issued ASU No. 2016-16, “Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory”. This guidance requires that the tax effects of all intra-entity sales of assets other than inventory be recognized in the period in which the transaction occurs. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption as of the beginning of an annual reporting period is permitted. The guidance is to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

Pensions

In March 2017, the FASB issued ASU 2017-07, “Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07)” which changes the way employers that sponsor defined benefit pension and/or postretirement benefit plans reflect net periodic benefit costs in the income statement. Under the current standard, the components of net periodic benefit costs are aggregated and reported within the operating section of the income statement or capitalized into assets when appropriate. The new standard requires a company to present the service cost component of net periodic benefit cost in the same income statement line as other employee compensation costs with the remaining components of net periodic benefit cost presented separately from the service cost component and outside of any subtotal of operating income, if one is presented. In addition, only the service cost component will be eligible for capitalization in assets. ASU 2017-07 is effective for fiscal years beginning after December 15, 2017 with early adoption permitted as of the beginning of an annual period. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

Derivatives and Hedging

In August 2017, the FASB issued ASU No. 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12)” which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The amendments of this ASU are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The adoption of ASU 2017-12 is not expected to have a significant impact on the Company’s consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

3.              OTHER EXPENSE, NET

Other expense, net consists of significant items such as: restructuring charges generally related to significant plant closures or consolidations; impairment charges; gains or losses on disposal of facilities; re-measurement gains on acquisitions; and other items not reflective of on-going operating profit or loss. Other expense, net consists of:

	2017	2016

North America [a]
Restructuring charges	$15	$—
Pension settlement	—	13
	15	13

Europe [b]
Impairment of long-lived assets	64	—
Impairment of investment	17	—
Restructuring charges	14	17
	95	17

Asia [c]
Gain on formation of a new venture	(45)	—

Corporate and Other [d]
Gain on sale of investment	(26)	—

	$39	$30

[a]         North America

For the year ended December 31, 2017

During 2017, the Company recorded net restructuring charges of $15 million [$11 million after tax] in North America for one of its body and chassis systems operations.

For the year ended December 31, 2016

During 2016, the Company offered a limited lump-sum payout to certain terminated vested plan participants of its U.S. defined benefit pension plans.  As a result of the partial settlement, the Company recognized a $13 million [$9 million after tax] non-cash settlement charge.

[b]         Europe

For the year ended December 31, 2017

During 2017, the Company recorded fixed asset impairment charges of $64 million [$64 million after tax] in Europe related to its body and chassis systems facilities.

During 2017, the Company recorded an impairment charge of $17 million [$17 million after tax] on one of its European investments, which was accounted for under the equity method.

During 2017, the Company recorded net restructuring charges of $14 million [$14 million after tax] in Germany at a powertrain systems facility.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

For the year ended December 31, 2016

During 2016, the Company recorded net restructuring charges of $17 million [$17 million after tax] in Germany at a powertrain systems facility.

[c]          Asia

For the year ended December 31, 2017

During 2017, the Company formed a new venture in China with Hubei Aviation Precision Machinery Co., Ltd. The transaction resulted in a gain of $45 million [$34 million after tax] [note 8].

[d]         Corporate and Other

For the year ended December 31, 2017

During 2017, the Company’s investment in Argus Cyber Security Ltd. was sold for proceeds of $33 million. A gain of $26 million [$26 million after tax] was recognized on the sale of the investment, which was accounted for under the cost method.

4.              EARNINGS PER SHARE

Earnings per share are computed as follows:

	2017	2016

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$2,206	$2,031

Weighted average number of Common Shares outstanding during the year	371.8	391.0

Basic earnings per Common Share	$5.93	$5.19

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$2,206	$2,031

Weighted average number of Common Shares outstanding during the year	371.8	391.0
Adjustments
Stock options and restricted stock [a]	2.1	2.2
	373.9	393.2

Diluted earnings per Common Share	$5.90	$5.16

[a]         Diluted earnings per Common Share exclude 1.2 million [2016 — 3.4 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”. The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

5.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash, cash equivalents and restricted cash equivalents consist of:

	2017	2016

Bank term deposits and bankers’ acceptances	$234	$498
Cash	492	476
Cash and cash equivalents	$726	$974
Restricted cash equivalents included in prepaid expenses [note 16]	113	194
	$839	$1,168

[b]         Items not involving current cash flows:

	2017	2016

Depreciation and amortization	$1,173	$1,056
Amortization of other assets included in cost of goods sold	134	135
Impairment charges [note 3]	81	—
Other non-cash charges	(2)	27
Deferred income taxes [note 11]	(3)	22
Equity income in excess of dividends received	(6)	(9)
Non-cash portion of Other expense, net	(71)	—
	$1,306	$1,231

[c]          Changes in operating assets and liabilities:

	2017	2016

Accounts receivable	$(297)	$(446)
Inventories	(362)	(159)
Prepaid expenses and other	25	69
Accounts payable	494	562
Accrued salaries and wages	7	94
Other accrued liabilities	(46)	(145)
Income taxes payable	(53)	(14)
	$(232)	$(39)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

6.              ACQUISITIONS

Acquisitions in the year ended December 31, 2016

On January 4, 2016, the Company completed the acquisition of 100% of the common shares and voting interests of the Getrag Group of Companies [“Getrag”].  Getrag is a global supplier of automotive transmission systems, including manual, automated-manual, dual clutch, hybrid and other advanced systems.  The purchase price was approximately $1.9 billion [net of $136 million cash acquired]. The acquired business has sales primarily to BMW, Audi, Jiangling Motors, Ford, Volvo and Dongfeng.

The acquisition of Getrag was accounted for as a business combination.  The following table summarizes the amounts recognized for assets acquired and liabilities assumed:

Final
allocation

Cash	$136
Non-cash working capital	(395)
Investments	1,497
Fixed assets	445
Goodwill	590
Other assets	24
Intangibles	372
Deferred tax assets	34
Long-term employee benefit liabilities	(137)
Long-term debt	(117)
Other long-term liabilities	(52)
Deferred tax liabilities	(119)
Non-controlling interest	(287)
Consideration paid	1,991
Less: Cash acquired	(136)
Net cash outflow	$1,855

The investments amount includes the following equity investments that were acquired as part of the business combination:

	Ownership	Investment
	percentage	balance

Getrag Ford Transmission GmbH	50.0%	$340
Getrag (Jiangxi) Transmission Co., Ltd [“GJT”]	66.7%	$1,077
Dongfeng Getrag Transmission Co. Ltd	50.0%	$80

The Company accounts for the investments under the equity method since it has the ability to exercise significant influence but does not hold a controlling financial interest.

Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition.  All of the goodwill recognized was assigned to the Company’s European segment.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Intangible assets consist primarily of amounts recognized for the fair value of customer relationship intangibles and patents.  These amortizable intangible assets are being amortized on a straight-line basis over a 15 year estimated useful life.

Sales and net income for the acquired Getrag entities for the year ended December 31, 2016 were $2.0 billion and $45 million, respectively.

Other

During the fourth quarter of 2016, the Company acquired 100% of the equity interest in the BÖCO Group of Companies [“BÖCO”].  BÖCO is an automotive supplier of latches, hinges and strikers, with sales primarily to the BMW Group, Daimler and Audi.

During the second quarter of 2016, the Company acquired 100% of the equity interest in Telemotive AG, an engineering service provider in the field of automotive electronics.  The acquired business has sales primarily to BMW, Volkswagen and Daimler.

These entities have been included in our consolidated results of operations since their respective acquisition dates. The effects of these acquisitions, individually and in aggregate, were not material to the Company’s consolidated results of operations.

7.              INVENTORIES

Inventories consist of:

	2017	2016

Raw materials and supplies	$1,254	$1,007
Work-in-process	331	264
Finished goods	433	327
Tooling and engineering	1,361	1,206
	$3,379	$2,804

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

8.              INVESTMENTS IN AFFILIATED COMPANIES

During the fourth quarter of 2017, the Company formed a new venture in China with Hubei Aviation Precision Machinery Co., Ltd. [“HAPM”].  HAPM is a Chinese automotive seat mechanism and structure component supplier.  Under the terms of the arrangement, HAPM transferred several of its China manufacturing operations to the new venture and has a 50.1% controlling interest.  The Company contributed one of its China manufacturing operations and received net proceeds of $54 million for a 49.9%, non-controlling equity interest. The transaction resulted in a deconsolidation of the Company’s China manufacturing operation.  As a result, a gain of $45 million [$34 million after tax] was recorded in Other expense, net in the Consolidated Statement of Income.

The Company uses the equity method of accounting for its investments in entities over which it does not have control, but is able to exercise significant influence over operating and financial policies.

The ownership percentages and carrying value of the Company’s principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2017	2016

Litens Automotive Partnership [“Litens”] [i]	76.7%	$221	$173
Getrag (Jiangxi) Transmission Co., Ltd	66.7%	$1,161	$1,015
Getrag Ford Transmission GmbH	50.0%	$334	$325
Dongfeng Getrag Transmission Co. Ltd [“DGT”] [ii]	50.0%	$84	$79
HAPM	49.9%	$116	$—

[i]             Litens — The Company accounts for its investment in Litens under the equity method of accounting as a result of significant participating rights that prevent control.

[ii]          DGT — DGT is a variable interest entity [“VIE”] and depends on the Company and the Dongfeng Motor Group Company for any additional cash needs.  The Company cannot make key operating decisions considered to be most significant to the VIE, and is therefore not considered to be the primary beneficiary. Our known maximum exposure to loss approximated the carrying value of our investment balance as at December 31, 2017.

A summary of the total financial results, as reported by the Company’s equity method investees, in the aggregate, at December 31 was as follows:

Summarized Balance Sheets

	2017	2016
Current assets	$2,041	$2,478
Non-current assets	$4,159	$4,450
Current liabilities	$1,516	$2,329
Long-term liabilities	$1,378	$1,268

Summarized Income Statements

	2017	2016
Sales	$5,425	$5,009
Cost of goods sold, expenses and income taxes	5,099	4,668
Net income	$326	$341

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

An impairment charge of $17 million was recorded for the year ended December 31, 2017. No impairment charges were recorded for the year ended December 31, 2016. Sales to equity method investees were approximately $284 million and $214 million for the years ended December 31, 2017 and 2016, respectively.

Variable Interest Entities

The Company has two equity method investees that are variable interest entities, in which the Company is the primary beneficiary and has the power to direct the activities that are considered most significant to the entities. As a result, the assets, liabilities, and results of operations of these variable interest entities are included in the Company’s Consolidated Financial Statements. The Company’s maximum exposure to any potential losses associated with these affiliated companies is limited to its investment, and was $139 million and $187 million at December 31, 2017 and 2016, respectively.

The carrying amounts and classification of assets and liabilities included in the Company’s consolidated balance sheet related to the consolidated VIEs are as follows:

	2017	2016
Current assets	$260	$256
Noncurrent assets	134	221
Total assets	$394	$477

Current liabilities	$251	$288
Noncurrent liabilities	4	2
Total liabilities	$255	$290

Assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

9.              FIXED ASSETS

Fixed assets consist of:

	2017	2016
Cost
Land	$269	$254
Buildings	2,232	1,942
Machinery and equipment	14,273	12,349
	16,774	14,545
Accumulated depreciation
Buildings	(778)	(652)
Machinery and equipment	(7,855)	(6,871)
	$8,141	$7,022

Included in the cost of fixed assets are construction in progress expenditures of $1.4 billion [2016 - $1.0 billion] that have not been depreciated.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

10.       GOODWILL

The following is a continuity of the Company’s goodwill by segment:

	North America	Europe	Asia	Total
Balance, December 31, 2015	$590	$525	$229	$1,344
Acquisitions [note 6]	—	620	(5)	615
Foreign exchange and other	5	(29)	(12)	(36)
Balance, December 31, 2016	595	1,116	212	1,923
Acquisitions	—	1	—	1
Foreign exchange and other	17	147	11	175
Balance, December 31, 2017	$612	$1,264	$223	$2,099

11.       INCOME TAXES

[a]         The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2017	2016
Canadian statutory income tax rate	26.5%	26.5%
Manufacturing and processing profits deduction	(0.3)	(0.3)
Foreign rate differentials	(0.4)	(0.2)
Losses not benefited	1.6	0.8
Utilization of losses previously not benefited	(0.1)	(0.2)
Earnings of equity accounted investees	(1.4)	(1.2)
Tax on repatriation of foreign earnings	1.4	0.7
Valuation allowance on deferred tax assets [i]	(0.1)	(0.4)
US tax reform [ii]	(0.8)	—
Research and development tax credits	(1.2)	(1.5)
Reserve for uncertain tax positions	(0.2)	0.2
Non-deductible foreign exchange losses [iii]	0.3	1.3
Others	(0.5)	(0.3)
Effective income tax rate	24.8%	25.4%

[i]             GAAP requires that the Company assess whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

[ii]          On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act [the “US Tax Reform”], which reduces the US federal corporate tax rate from 35% to 21% beginning in 2018, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings.  At December 31, 2017, in accordance with guidance provided by SEC Staff Accounting Bulletin No. 118 [“SAB 118”], the Company has made a reasonable estimate of its effects and recognized a provisional $23 million net reduction in income tax expense as described below. The ultimate impact of the US Tax Reform may differ from these estimates due to its continued analysis or further implementation guidance that may be issued. Any changes to the provisional amounts will be included as an adjustment to income tax expense or benefit in 2018 in the quarter the amounts are determined in accordance with SAB 118.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Deferred tax assets and liabilities: The Company re-measured certain deferred tax assets and liabilities applying the new tax rate, which resulted in a $61 million reduction to deferred tax expense.

One-time transition tax: This tax is based on the Company’s total post-1986 earnings and profits [“E&P”] that were previously deferred from US income taxes and resulted in an increase in current income tax expense of $38 million. The Company has not yet completed its calculation of the total post-1986 E&P for these foreign subsidiaries or concluded its evaluation of how the US Tax Reform will affect its existing accounting position to indefinitely reinvest any remaining undistributed foreign earnings not subject to the transition tax, or any additional outside basis difference inherent in these entities.

Global Intangible Low-Taxed Income [“GILTI”]: In addition to the changes described above, the US Tax Reform contains a new law that may subject the Company to a tax on GILTI, beginning in 2018. FASB allows an accounting policy election of either recognizing deferred taxes for temporary differences expected to reverse as GILTI in future years, or treating such taxes as a current-period expense when incurred. The Company is still evaluating the impact of the GILTI provisions and has not yet determined its accounting policy nor recorded any deferred taxes associated with GILTI as at December 31, 2017.

[iii]  Non-deductible foreign exchange losses are related to the re-measurement of financial statement balances of foreign subsidiaries, primarily in Mexico, that are maintained in a currency other than their functional currency.

[b]                                 The details of income before income taxes by jurisdiction are as follows:

	2017	2016
Canadian	$592	$617
Foreign	2,407	2,163
	$2,999	$2,780

[c]          The details of the income tax provision are as follows:

	2017	2016
Current
Canadian	$140	$127
Foreign	607	559
	747	686
Deferred
Canadian	(7)	16
Foreign	4	4
	(3)	20
	$744	$706

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]         Deferred income taxes have been provided on temporary differences, which consist of the following:

	2017	2016
Tax depreciation in excess of book depreciation	$62	$58
Tax amortization in excess of book amortization	10	2
Liabilities currently (not deductible) deductible for tax	(7)	5
Net tax losses benefited	(18)	(31)
Change in valuation allowance on deferred tax assets	(2)	(12)
Tax on undistributed foreign earnings	9	8
US tax reform	(61)	—
Others	4	(10)
	$(3)	$20

[e]          Deferred tax assets and liabilities consist of the following temporary differences:

	2017	2016
Assets
Tax benefit of loss carryforwards	$747	$715
Liabilities currently not deductible for tax	171	188
Tax credit carryforwards	59	22
Unrealized loss on cash flow hedges and retirement liabilities	75	134
Others	21	21
	1,073	1,080
Valuation allowance against tax benefit of loss carryforwards	(629)	(615)
Other valuation allowance	(129)	(66)
	315	399

Liabilities
Tax depreciation in excess of book depreciation	212	266
Other assets book value in excess of tax values	60	57
Tax on undistributed foreign earnings	106	98
Unrealized gain on cash flow hedges and retirement liabilities	24	3
	402	424

Net deferred tax liabilities	$(87)	$(25)

The net deferred tax liabilities are presented on the consolidated balance sheet in the following categories:

	2017	2016
Long-term deferred tax assets	$236	$268
Long-term deferred tax liabilities	(323)	(293)
	$(87)	$(25)

[f]           The Company has provided for deferred income taxes for the estimated tax cost of distributable earnings of its subsidiaries. Deferred income taxes have not been provided on approximately $5.07 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[g]          Income taxes paid in cash [net of refunds] were $782 million for the year ended December 31, 2017 [2016 - $707 million].

[h]         As of December 31, 2017, the Company had domestic and foreign operating loss carryforwards of $2.60 billion and tax credit carryforwards of $59 million. Approximately $1.87 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2018 and 2037.

[i]             As at December 31, 2017 and 2016, the Company’s gross unrecognized tax benefits were $243 and $220 million, respectively [excluding interest and penalties], of which $222 and $201 million, respectively, if recognized, would affect the Company’s effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company’s effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2017	2016
Balance, beginning of year	$220	$221
Increase based on tax positions related to current year	21	21
Increase (decrease) based on tax positions of prior years	7	(52)
Increase related to acquisitions	—	44
Settlements	(2)	(2)
Statute expirations	(17)	(8)
Foreign currency translation	14	(4)
	$243	$220

The Company recognizes interest and penalties with respect to unrecognized tax benefits as income tax expense. As at December 31, 2017 and 2016, the Company had recorded interest and penalties on the unrecognized tax benefits of $45 and $35 million, respectively, which reflects expenses related to changes in its reserves for interest and penalties of $10 and $14 million, respectively.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations and the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $88 million, of which $77 million, if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany and Mexico. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2007, Mexico for years after 2011, in Austria and in Canada for years after 2012, and in the U.S. federal jurisdiction for years after 2013.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

12.       INTANGIBLE ASSETS

Intangible assets were as follows:

	Estimated weighted average useful life in years	2017	2016
Cost
Customer relationship intangibles [note 6]	10	$438	$392
Computer software	3	348	316
Patent and licenses	13	342	278
		1,128	986
Accumulated depreciation
Customer relationship intangibles [note 6]		(162)	(96)
Computer software		(263)	(242)
Patent and licenses		(53)	(27)
		$650	$621

The Company recorded approximately $125 million and $100 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2017 and 2016, respectively.  The Company currently estimates annual amortization expense to be $124 million for 2018, $91 million for 2019, $72 million for 2020, $62 million for 2021 and $59 million for 2022.

13.       OTHER ASSETS

Other assets consist of:

	2017	2016
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$689	$420
Long-term receivables [note 21[c]]	180	229
Pension overfunded status [note 17[a]]	23	21
Unrealized gain on cash flow hedges [note 21]	46	6
Other, net	21	43
	$959	$719

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

14.       EMPLOYEE EQUITY AND PROFIT PARTICIPATION PROGRAM

During the year ended December 31, 2017, a trust, which exists to make orderly purchases of the Company’s shares for employees for transfer to the Employee Equity and Profit Participation Program [“EEPPP”], borrowed up to $19 million [2016 - $10 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2017, the trust’s indebtedness to Magna was $19 million [2016 - $10 million].  The Company nets the receivable from the trust with the Company’s accrued EEPPP payable in accrued wages and salaries.

15.       WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2017	2016
Balance, beginning of year	$270	$59
Expense, net	51	101
Settlements	(81)	(59)
Acquisitions [i]	—	174
Foreign exchange and other	15	(5)
	$255	$270

[i]             $127 million of the acquisition balance relates to a pre-acquisition settlement agreement negotiated with a customer and a supplier for a specific performance issue [note 6].

16.       DEBT

Short-term borrowings

The Company’s short-term borrowings consist of the following:

	2017	2016
Bank indebtedness [i]	$9	$8
Commercial paper [ii]	250	615
	$259	$623

[i]             The Company has an agreement for a credit facility that is drawn in euros.  The Company is required to secure any amounts drawn on the facility with a USD cash deposit of 105% of the outstanding euro balance.  As at December 31, 2017, the gross amount outstanding under the credit facility was $108 million [€90 million].  The credit agreement includes a netting arrangement with the bank that provides for the legal right of setoff.  Accordingly, as at December 31, 2017, this liability balance was offset against the related restricted cash equivalent deposit of $113 million.  The remaining net deposit of $5 million was included in the prepaid expenses and other balance, and is restricted under the terms of the loan. As at December 31, 2016, the gross amount outstanding under the credit facility was $185 million [€175 million], and the net deposit included in the prepaid expenses and other balance was $9 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[ii]          During 2016, the Company established a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”].  Under the U.S. Program, the Company may issue U.S. commercial paper notes [the “U.S. notes”] up to a maximum aggregate amount of U.S. $500 million. The U.S. Program is supported by the Company’s existing global credit facility. The proceeds from the issuance of the U.S. notes are being used for general corporate purposes. As at December 31, 2017, $70 million [2016 - $295 million] of U.S notes were outstanding, with a weighted-average interest rate of 1.84% [2016 – 1.04%], and maturities less than three months.

Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company’s existing global credit facility. The proceeds from the issuance of the euro notes are being used for general corporate purposes. As of December 31, 2017, $180 million or €150 million [2016 — $320 million or €304 million] of euro notes were outstanding, with a negative weighted-average interest rate of 0.22% [2016 — 0.07%], and maturities less than three months.

Long-term borrowings

[a]         The Company’s long-term debt, which is substantially uncollateralized, consists of the following:

	2017	2016
Senior Notes [note 16 [d]]
$750 million Senior Notes due 2024 at 3.625%	$746	$746
$650 million Senior Notes due 2025 at 4.150%	643	643
€550 million Senior Notes due 2023 at 1.900%	657	576
€600 million Senior Notes due 2027 at 1.500% [c]	717	—
Cdn$425 million Senior Notes due 2022 at 3.100%	338	315
Bank term debt at a weighted average interest rate of approximately 5.68% [2016 – 7.3%], denominated primarily in Chinese renminbi, Indian rupee, euro and Brazilian real	99	117
Government loans at a weighted average interest rate of approximately 1.73% [2016 – 2.53%], denominated primarily in euro, Canadian dollar and Brazilian real	84	92
Other	19	44
	3,303	2,533
Less due within one year	108	139
	$3,195	$2,394

[b]         Future principal repayments on long-term debt are estimated to be as follows:

2018	$108
2019	32
2020	28
2021	25
2022	342
Thereafter	2,768
$3,303

[c]          On September 25, 2017, the Company issued €600 million of 1.500% fixed-rate Senior Notes which mature on September 25, 2027. Interest is payable on September 25th of each year.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]         All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million and €600 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants.  The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes.  All of the Senior Notes were issued for general corporate purposes.

[e]          The Company’s $2.75 billion revolving credit facility matures on June 22, 2022. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

[f]           Interest expense, net includes:

	2017	2016
Interest expense
Current	$10	$22
Long-term	80	78
	90	100
Interest income	(20)	(12)
Interest expense, net	$70	$88

[g]          Interest paid in cash was $88 million for the year ended December 31, 2017 [2016 - $99 million].

[h]         At December 31, 2017, the Company had commitments under operating leases requiring annual rental payments as follows:

Total
2018	$316
2019	272
2020	239
2021	212
2022	189
Thereafter	769
$1,997

For the year ended December 31, 2017, operating lease expense was $344 million [2016 - $314 million].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

17.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2017	2016
Defined benefit pension plans and other [a]	$264	$313
Termination and long service arrangements [b]	368	319
Retirement medical benefits plans [c]	31	29
Other long-term employee benefits	7	6
Long-term employee benefit obligations	$670	$667

[a]         Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

The weighted average significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2017	2016
Projected benefit obligation
Discount rate	2.9%	3.1%
Rate of compensation increase	2.6%	2.3%
Net periodic benefit cost
Discount rate	3.1%	3.2%
Rate of compensation increase	2.5%	2.4%
Expected return on plan assets	5.8%	5.8%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s defined benefit pension plans is as follows:

	2017	2016
Projected benefit obligation
Beginning of year	$624	$493
Current service cost	13	14
Interest cost	18	21
Actuarial losses and changes in actuarial assumptions	8	28
Benefits paid	(23)	(22)
Benefits paid — settlements [ii]	—	(32)
Acquisition	—	129
Gain on settlement	—	(5)
Foreign exchange	47	(2)
End of year	687	624

Plan assets at fair value [iii]
Beginning of year	330	326
Return on plan assets	33	22
Employer contributions [i]	82	19
Benefits paid	(18)	(17)
Benefits paid — settlements [ii]	—	(32)
Acquisition	—	8
Foreign exchange	16	4
End of year	443	330

Ending funded status	$244	$294

Amounts recorded in the consolidated balance sheet
Non-current asset [note 13]	$(23)	$(21)
Current liability	3	2
Non-current liability	264	313
Net amount	$244	$294

Amounts recorded in accumulated other comprehensive income Unrecognized actuarial losses	$(135)	$(144)

Net periodic benefit cost
Current service cost	$13	$14
Interest cost	18	21
Return on plan assets	(20)	(20)
Benefits paid — settlements [ii]	—	13
Actuarial losses	4	3
Net periodic benefit cost	$15	$31

[i]             During the fourth quarter of 2017, the Company contributed $60 million to fund the Company’s US defined benefit pension plans.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[ii]          During the fourth quarter of 2016, the Company offered a limited lump-sum payout to certain terminated vested plan participants on its U.S. defined benefit pension plan. Under this offer, certain participants were able to voluntarily elect an early payout of their pension benefits, in the form of a lump-sum payment. The lump-sum payment was equal to the present value of the participant’s pension benefits. In connection with the partial settlement, payments of $32 million were distributed from existing defined benefit pension plan assets, and the Company recognized a $13 million non-cash settlement charge [note 3].

[iii]       The asset allocation of the Company’s defined benefit pension plans at December 31, 2017 and the target allocation for 2018 is as follows:

	2018	2017

Equity securities	55-75%	50%
Fixed income securities	25-45%	35%
Cash and cash equivalents	0-15%	15%
	100%	100%

Substantially all of the plan assets’ fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.

The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b]         Termination and long service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company’s projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2017	2016

Discount rate	2.6%	2.9%
Rate of compensation increase	2.6%	2.7%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s termination and long service arrangements is as follows:

	2017	2016

Projected benefit obligation
Beginning of year	$327	$295
Current service cost	20	20
Interest cost	7	8
Actuarial (gains) losses and changes in actuarial assumptions	(7)	15
Benefits paid	(11)	(11)
Acquisition	—	16
Foreign exchange	42	(16)
Ending funded status	$378	$327

Amounts recorded in the consolidated balance sheet
Current liability	$10	$8
Non-current liability	368	319
Net amount	$378	$327

Amounts recorded in accumulated other comprehensive income Unrecognized actuarial losses	$(73)	$(84)

Net periodic benefit cost
Current service cost	$20	$20
Interest cost	7	8
Actuarial losses	3	1
Net periodic benefit cost	$30	$29

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          Retirement medical benefits plans

The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.

In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.

The weighted average discount rates used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2017	2016

Retirement medical benefit obligations	3.4%	3.8%
Net periodic benefit cost	3.8%	3.9%
Health care cost inflation	6.6%	7.0%

Information about the Company’s retirement medical benefits plans are as follows:

	2017	2016

Projected benefit obligation
Beginning of year	$31	$32
Interest cost	1	1
Actuarial losses (gains) and changes in actuarial assumptions	2	(1)
Benefits paid	(2)	(1)
Foreign exchange	1	—
Ending funded status	$33	$31

Amounts recorded in the consolidated balance sheet
Current liability	$2	$2
Non-current liability	31	29
Net amount	$33	$31

Amounts recorded in accumulated other comprehensive income
Unrecognized past service costs	$1	$1
Unrecognized actuarial gains	8	11
Total accumulated other comprehensive income	$9	$12

Net periodic benefit cost
Interest cost	$1	$1
Actuarial gains	(1)	(1)
Net periodic benefit cost	$—	$—

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s net income.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]         Future benefit payments

		Termination
	Defined	and long	Retirement
	benefit	service	medical
	pension plans	arrangements	benefits plans	Total

Expected employer contributions - 2018	$19	$10	$2	$31

Expected benefit payments:
2018	$23	$10	$2	$35
2019	23	11	2	36
2020	24	14	2	40
2021	25	15	2	42
2022	26	18	2	46
Thereafter	143	99	9	251
	$264	$167	$19	$450

18.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2017	2016

Long-term portion of fair value of hedges [note 21]	$17	$61
Long-term portion of income taxes payable	225	181
Asset retirement obligation	34	28
Long-term lease inducements	15	16
Deferred revenue	13	12
	$304	$298

19.       CAPITAL STOCK

[a]         At December 31, 2017, the Company’s authorized, issued and outstanding capital stock are as follows:

Preference shares - issuable in series -

The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Common Shares -

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]             Each share is entitled to one vote per share at all meetings of shareholders.

[ii]          Each share shall participate equally as to dividends.

[b]         On November 13, 2017, the Toronto Stock Exchange [“TSX”] accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 35.8 million Magna Common Shares [the “2017 Bid”], representing approximately 10% of the Company’s public float of Common Shares. The Bid commenced on November 15, 2017 and will terminate no later than November 14, 2018.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Previously, the Company had Normal Course Issuer Bids in place for the 12 month periods beginning in November 2016 and 2015.

The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

	Maximum	2017		2016
	number	Shares	Cash	Shares	Cash
	of shares	purchased	amount	purchased	amount

2015 Bid	40,000,000	—	$—	20,313,194	$818
2016 Bid	38,000,000	23,245,377	1,109	2,021,824	86
2017 Bid	35,800,000	3,011,666	162	—	—
		26,257,043	$1,271	22,335,018	$904

Certain purchases were made by way of private agreements entered into with arm’s length, third party sellers. Such private agreement purchases were made at a discount to the prevailing market price for the Company’s Common Shares and pursuant to issuer bid exemption orders issued by the Ontario Securities Commission. All other purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the New York Stock Exchange in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

[c]          The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 6, 2018 were exercised or converted:

Common Shares	358,395,997
Stock options (i)	7,661,769
366,057,766

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

20.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2017	2016

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$(1,131)	$(1,042)
Net unrealized gain (loss)	657	(109)
Repurchase of shares under normal course issuer bids [note 19]	21	20
Balance, end of year	(453)	(1,131)

Accumulated net unrealized gain (loss) on cash flow hedges [b]
Balance, beginning of year	(135)	(262)
Net unrealized gain	114	1
Reclassification of net loss to net income [a]	60	126
Balance, end of year	39	(135)

Accumulated net unrealized loss on other long-term liabilities [b]
Balance, beginning of year	(185)	(165)
Net unrealized gain (loss)	8	(29)
Reclassification of net loss to net income [a]	5	9
Reclassification of tax effect to retained earnings [c]	(11)	—
Balance, end of year	(183)	(185)

Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of year	—	(1)
Reclassification of net loss to net income [a]	—	1
Balance, end of year	—	—

Total accumulated other comprehensive loss [d]	$(597)	$(1,451)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]         The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

	2017	2016

Cash flow hedges
Sales	$(30)	$(87)
Cost of sales	(54)	(87)
Income tax	24	48
Net of tax	(60)	(126)

Other long-term liabilities
Cost of sales	(6)	(13)
Income tax	1	4
Net of tax	(5)	(9)

Total loss reclassified to net income	$(65)	$(135)

[b]         The amount of income tax benefit (expense) that has been allocated to each component of other comprehensive loss is as follows:

	2017	2016

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$—	$—
Net unrealized loss	7	—
Balance, end of year	7	—

Accumulated net unrealized (gain) loss on cash flow hedges
Balance, beginning of year	53	97
Net unrealized (gain) loss	(41)	4
Reclassification of net loss to net income	(24)	(48)
Balance, end of year	(12)	53

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	30	31
Net unrealized (gain) loss	(1)	3
Reclassification of net loss to net income	(1)	(4)
Reclassification of tax effect to retained earnings	(11)	—
Balance, end of year	17	30

Total income tax benefit	$12	$83

[c]          Amounts related to the reclassification of the stranded tax effects of the Company’s pensions and financial instruments to retained earnings in accordance with the adoption of ASU No 2018- 02.

[d]         The amount of other comprehensive loss that is expected to be reclassified to net income during 2018 is $21 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

21.       FINANCIAL INSTRUMENTS

[a]         Foreign exchange contracts

At December 31, 2017, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars				For U.S. dollars
	U.S.	Weighted		Weighted		Weighted
Buy	dollar	average	Euro	average	Peso	average
(Sell)	amount	rate	amount	rate	amount	rate
2018	208	1.27249	22	1.48899	3,778	0.05170
2018	(980)	0.78027	(16)	0.66174	—	—
2019	41	1.29098	9	1.56845	1,755	0.04678
2019	(596)	0.77989	(5)	0.64926	—	—
2020	9	1.29947	—	—	576	0.04684
2020	(291)	0.77338	—	—	—	—
2021	(97)	0.78321	—	—	—	—
2022	(26)	0.78978	—	—	—	—
	(1,732)		10		6,109

	For euros
	U.S.	Weighted		Weighted	Czech	Weighted
Buy	dollar	average	GBP	average	koruna	average
(Sell)	amount	rate	amount	rate	amount	rate
2018	104	0.86349	7	1.11963	4,128	0.03791
2018	(130)	1.17146	(28)	0.83230	(14)	25.4660
2019	37	0.86276	1	1.11072	2,885	0.03799
2019	(68)	1.18414	(14)	0.83346	—	—
2020	14	0.85860	—	—	1,101	0.03851
2020	(16)	1.22742	(9)	0.88220	—	—
2021	7	0.82532	—	—	—	—
2021	(11)	1.29394	(6)	0.92098	—	—
2022	1	0.75974	—	—	—	—
2022	(1)	1.31155	—	—	—	—
	(63)		(49)		8,100

Based on forward foreign exchange rates as at December 31, 2017 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company’s foreign exchange forward contracts recognized in other comprehensive income are approximately $101 million and $49 million, respectively [note 20].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         Financial assets and liabilities

The Company’s financial assets and liabilities consist of the following:

	2017	2016

Financial assets
Cash and cash equivalents	$726	$974
Restricted cash equivalents	113	194
Investment in ABCP	—	60
Accounts receivable	6,878	6,165
Severance investments	4	3
Long-term receivables included in other assets [note 13]	180	229
	$7,901	$7,625

Financial liabilities
Bank indebtedness [note 16]	$9	$8
Commercial paper [note 16]	250	615
Long-term debt (including portion due within one year)	3,303	2,533
Accounts payable	6,299	5,430
	$9,861	$8,586

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses and other	$55	$12
Other assets	46	6
Other accrued liabilities	(32)	(134)
Other long-term liabilities	(17)	(61)
	$52	$(177)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]   Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated	Net
	balance sheets	balance sheets	amounts

December 31, 2017
Assets	$101	$47	$54
Liabilities	$(49)	$(47)	$(2)

December 31, 2016
Assets	$18	$17	$1
Liabilities	$(195)	$(17)	$(178)

[d]         Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Commercial Paper

Due to the short period to maturity of the commercial paper, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Term debt

The Company’s term debt includes $108 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At December 31, 2017, the net book value of the Company’s Senior Notes was $3.12 billion and the estimated fair value was $3.27 billion, determined using active market prices.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents, accounts receivable, held-to-maturity investments and foreign exchange and commodity forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2017, sales to the Company’s six largest customers represented 81% [2016 - 82%] of the Company’s total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

[f]           Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 21[a]].

[g]         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

22.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.  Proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian investigation.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk and does not currently anticipate any material liabilities in connection with the review.

In the event of an antitrust violation, Magna could be subject to fines, penalties, restitution settlements and civil, administrative or criminal legal proceedings and other consequences, including reputational damage.

[b]         In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 15]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our powertrain systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s [or the Company’s] warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

23.       SEGMENTED INFORMATION

[a]         Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems. Magna also has electronic and software capabilities across many of these areas.

Magna’s success is directly dependent upon the levels of North American and European [and currently to a lesser extent on Asia and Rest of World] car and light truck production by its customers. OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, consumer credit availability, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations.

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis. The Company’s segments consist of North America, Europe, Asia and Rest of World. The Company maintains management teams in each of the Company’s two primary markets, North America and Europe. The role of the North American and European management teams is to manage Magna’s interests to ensure a coordinated effort across the Company’s different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of the Company’s operations while permitting the divisions enough flexibility through Magna’s decentralized structure to foster an entrepreneurial environment.

Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth in the Company.

The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income from operations and adding back income taxes, interest expense, net, and other (income) expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	2017
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT [ii]	Goodwill	additions	net
North America
Canada	$6,888	$6,215				$268	$883
United States	9,989	9,742				301	1,593
Mexico	5,505	4,867				241	1,084
Eliminations	(1,477)	—				—	—
North America	20,905	20,824	$549	$2,064	$612	810	3,560
Europe
Western Europe (excluding Great Britain)	12,371	11,949				624	2,443
Great Britain	597	595				35	162
Eastern Europe	2,674	2,379				199	728
Eliminations	(465)	—				—	—
Europe	15,177	14,923	478	596	1,264	858	3,333
Asia	2,791	2,608	106	366	223	117	726
Rest of World	584	583	13	12	—	8	57
Corporate and Other [i]	(511)	8	27	70	—	65	465
Total reportable segments	$38,946	$38,946	$1,173	$3,108	$2,099	$1,858	$8,141
Current assets							11,220
Investments, intangible assets, goodwill, deferred tax assets and other assets							6,032
Consolidated total assets							$25,393

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2016
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT [ii]	Goodwill	additions	net
North America
Canada	$6,784	$6,214				$201	$721
United States	10,226	9,857				400	1,573
Mexico	5,121	4,586				309	999
Eliminations	(1,387)	—				—	—
North America	20,744	20,657	$486	$2,061	$595	910	3,293
Europe
Western Europe (excluding Great Britain)	10,537	10,159				578	1,912
Great Britain	658	656				24	127
Eastern Europe	2,285	2,000				136	545
Eliminations	(400)	—				—	—
Europe	13,080	12,815	431	543	1,116	738	2,584
Asia	2,674	2,502	103	266	212	97	679
Rest of World	465	464	13	(17)	—	11	62
Corporate and Other [i]	(518)	7	23	45	—	51	404
Total reportable segments	$36,445	$36,445	$1,056	$2,898	$1,923	$1,807	$7,022
Current assets							10,163
Investments, intangible assets, goodwill, deferred tax assets and other assets							5,381
Consolidated total assets							$22,566

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]          The following table reconciles Net income from operations to Adjusted EBIT:

	2017	2016
Net Income from operations	$2,255	$2,074
Add (deduct):
Interest expense, net	70	88
Other expense, net	39	30
Income taxes	744	706
Adjusted EBIT	$3,108	$2,898

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         The following table aggregates external revenues by customer as follows:

	2017	2016

General Motors	$6,854	$7,207
Ford Motor Company	6,058	5,667
Fiat / Chrysler Group	5,502	5,349
Daimler AG	4,719	4,294
BMW	4,231	3,786
Volkswagen	4,025	3,758
Other	7,557	6,384
	$38,946	$36,445

[c]          The following table summarizes external revenues generated by automotive products and services:

	2017	2016
Body systems and chassis systems	$9,744	$9,157
Powertrain systems	6,773	6,489
Exterior systems	5,325	5,272
Seating systems	5,203	5,079
Tooling, engineering and other	3,397	3,078
Complete vehicle assembly	2,944	2,190
Vision and electronic systems	2,891	2,768
Closure systems	2,669	2,412
	$38,946	$36,445